                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                              SENTRY BUILDERS CORP.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)

                                    DELAWARE
         --------------------------------------------------------------
         (State or Other Jurisdiction of Incorporation or Organization)

                                   11-215-9633
                      ------------------------------------
                      (I.R.S. Employer Identification No.)

                              38 Hartman Hill Road
                           Huntington, New York 11743
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                                 (631) 367-7450
                    ----------------------------------------
                           (Issuer's Telephone Number)

           Securities to be registered under Section 12(b) of the Act:
                                      None

           Securities to be registered under Section 12(g) of the Act:
                          Common Stock, par value $0.01

                                TABLE OF CONTENTS

PART I.......................................................................... 1
     ITEM 1.   DESCRIPTION OF BUSINESS.......................................... 1
                       History and Business Development......................... 1
                       Our Business Plan........................................ 2
                       Source of Business Opportunities......................... 2
                       Evaluation Criteria...................................... 3
                       Competition.............................................. 4
                       Employees................................................ 5
                       Governmental Regulations on the Business................. 5
                       Costs and Effects of Compliance with Environmental Laws.. 5
                       Reports to Security Holders.............................. 6
     ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
               OPERATION........................................................ 6
                       Plan of Operation........................................ 7
     ITEM 3.   DESCRIPTION OF PROPERTY.......................................... 8
     ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT... 8
                       Security Ownership of Certain Beneficial Owners.......... 8
                       Security Ownership of Management......................... 9

     ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS................................. 9
                       Compliance with Section 16(A) of the Securities
                         Exchange Act of 1934...................................10
     ITEM 6.   EXECUTIVE COMPENSATION...........................................10
                       Involvement in Certain Legal Proceedings.................11
                       Board Compensation.......................................12
     ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...................12
     ITEM 8.   DESCRIPTION OF SECURITIES........................................12
                       Common Stock.............................................12

PART II.........................................................................13
     ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS
               COMMON EQUITY AND RELATED STOCKHOLDER MATTERS....................13
     ITEM 2.   LEGAL PROCEEDINGS................................................13
     ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS....................13
     ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES..........................13
     ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS........................14
     PART F/S..................................................................F-1

PART III.   Index and Description of Exhibits...................................15

SIGNATURES......................................................................16



                                       i

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PART I

         This discussion in this Registration Statement regarding our company and its business and operations contain "forward-looking statements." Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements. We do not have a policy of updating or revising forward-looking statements and thus it should not be assumed that silence by its management over time means that actual events are bearing out as estimated in such forward-looking statements.

ITEM 1.   DESCRIPTION OF BUSINESS

(a) HISTORY AND BUSINESS DEVELOPMENT.

         We were incorporated as a Delaware corporation on January 14, 1970, under the name Sentry Builders Corp. On January 15, 1970, we acquired all of the issued and outstanding capital stock of Sentry Builders Corp., a New York corporation, whose business at the time involved construction in and around the metropolitan area of New York City. Included within its business operations at the time were U.S. Housing and Urban Development renovation and rehabilitation projects, private commercial and industrial general construction as well as acting as consultants to the building trades industry.

         In 1971, we issued 113 shareholders an aggregate of 53,730 common shares pursuant to the exemption from registration under Regulation A of the Securities Act of 1933. We received gross proceeds of $167,190 in this transaction. In 1979, after the completion of all outstanding construction projects, we ceased operations as did public trading in the Company's shares.

         After a twenty-one-year dormancy, we will attempt to actively seek, through acquisition or merger, potential operating businesses and business opportunities with a particular focus on the hospitality (hotel) industry. We have not yet commenced principal operations or earned significant revenues. As of the date of filing, we have no agreements with any third party to commence such operations.

         Any target acquisition or merger candidate will become subject to the same reporting requirements as us upon consummation of any such business combination. Thus, in the event that we successfully complete an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years, or in the event that the combined operating business has been in business





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less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

         We anticipate the cost of funding our proposed business plan could range between $500,000 and $1,000,000 million dollars. To date there has been no financing of the Company's proposed operations. While no commitments have been received to provide the funding, we believe that there are persons or entities that will provide the balance of any needed financing on terms offered by us.

         We have not been involved in any bankruptcy, receivership or similar proceeding. Nor have we been involved in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

         We are voluntarily filing this registration statement on Form 10-SB to make information concerning our self more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning us. In addition, management believes that this may make us more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing our registration statement, we are obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. We intend to continue to voluntarily file these periodic reports under the Exchange Act even if our obligation to file such reports is suspended under applicable provisions of the Exchange Act. We will also endeavor to have our Common Stock approved for quotation on the OTC Bulletin Board following the effectiveness of this Form 10-SB. There can be no assurance, however, that even if our Common Stock is approved for quotation, that any meaningful public market in our Common Stock will develop.

(b) OUR BUSINESS PLAN.

         We are considered a development stage company, and due to our status as a "shell" corporation, our principal business purpose is to acquire operating assets or merge operating entities with our Company. We make no representation that we will be able to carry out our activities profitably. Our emphasis will be on the acquisition of hotels in the New York, New Jersey and Pennsylvania tri-state area which are undercapitalized or financially distressed, although we will not be limited by this type of project. We expect that we will utilize local Realtors, advertisements in trade and other publications, and referrals from persons with whom we may have pre-existing relationships as methods of locating these properties. We are presently in the early stages of implementing our business plan, including establishing various relationships with other companies to assist us in the implementation of our business plan.

         SOURCE OF BUSINESS OPPORTUNITIES. We intend to use various sources in our search for potential business opportunities including our principal officer, Richard Melius, consultants, securities broker-dealers, venture capitalists, real estate brokers and members of the financial community and



                                       2
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others who may present management with unsolicited proposals. We may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence or development. Management cannot predict at this time the status or nature of any venture in which we may participate. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business in the hospitality industry, e.g., hotels, motels, restaurants, etc., which is financially distressed and which may be in need of additional capital. We believe that our Company will attract private entities interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

         We may obtain funds for acquisition by private placements, equity or debt issues. Persons purchasing securities in these placements and other shareholders will likely not have the opportunity to participate in the decision relating to any acquisition. Investors will entrust their investment monies to the Company's management before they have a chance to analyze any ultimate use to which their money may be put. Consequently, the Company's potential success is heavily dependent on the Company's management, which will have virtually unlimited discretion in new construction or acquisition.

         EVALUATION CRITERIA. Once we have identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analyses of potential business opportunities. However, because of our limited access to capital we may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. Further, no member of management is a professional business analyst and management will rely on its own business judgment in formulating the types of businesses that we may acquire. It is quite possible that management will not have any business experience or expertise in the type of business engaged in by any potential acquisition or merger candidate.

         In evaluating such potential business opportunities, we will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to our Company and our shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity. Because we have not located or identified any specific business opportunity to date, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to us may involve new and untested products, or market strategies, which may not ultimately prove successful.



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         Presently, we cannot predict the manner in which we might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which we participate in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of our management and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. We may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, we do not intend to participate in opportunities through the purchase of minority stock positions.

         We will target properties which we consider to be underutilized, over leveraged or capital deficit companies where current owners are financially immobilized because of capital, liquidity, and tax requirements. These types of investments will be structured so that long term value will be restored in the target property through increased utilization accomplished through marketing and capital improvements.

(c) COMPETITION.

         Because we have not yet identified any potential acquisition or merger candidate, we are unable to evaluate the type and extent of our likely competition. We are aware of the likelihood that there are other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. We will be in direct competition with these other public companies in their search for business opportunities and, due to our limited access to funds, it may be difficult to successfully compete with these other companies. We are also aware that the segment of the hospitality industry in which we are seeking acquisitions is highly competitive. We will compete directly or indirectly with many companies, a number of which are larger, better capitalized and more established. There can be no assurance that the Company will be able to compete favorably in the future.

         Each of the hotels we intend to operate will compete with other hotels in its geographic area. Like the hotel management business, the lodging industry, in general, is highly competitive. The supply of hotel rooms in the United States has increased substantially over the past several years, and we expect that it will continue to grow. The hotels we will operate will compete with other hotels on factors such as room rates, quality of accommodations, name recognition, service levels, convenience of location and the quality and scope of other amenities including food and beverage facilities.

         In addition to the factors on which we compete discussed above, we encounter competitive disadvantages, including the facts that we generally will have less access to capital than larger companies and companies that own a substantial amount of real estate.

         Many of our competitors have substantially greater financial resources and better name recognition than we do. We currently have no commitments for capital to make such investments and, therefore, we will be required to obtain financing to provide the necessary funds. We cannot assure





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you that we will be able to obtain such financing on commercially reasonable terms, if at all.

(d) EMPLOYEES.

         As of this date, we do not have any employees except our president, Richard Melius. We have no plans for retaining employees until such time as our business warrants the expense, or until we successfully acquire or merge with an operating business. Management however, believes that its present employee is adequate to support its current operations.

(e) GOVERNMENTAL REGULATIONS ON THE BUSINESS.

         The lodging industry is subject to extensive government regulation, including laws which regulate the licensing of hotels and restaurants, the sale of food and liquor and the disposal of hazardous waste. We are also subject to laws regarding our relationship with our employees, including minimum wage, overtime, working conditions and work permit requirements. Under the Americans With Disabilities Act of 1990, all public accommodations are required to meet federal requirements relating to access and use by disabled persons. Should we acquire hotel or restaurant properties, they will be substantially in compliance with the requirements of the ADA. However, a determination that our hotels or restaurants are not in compliance with the ADA could result in liability for fines and damages.

         Should we engage in hotel management, we are subject to extensive governmental regulation, including laws which relate to the licensing of hotels and restaurants, the preparation and sale of food and beverages, the adaptation of public accommodations for use by the disabled, general building and zoning requirements and the disposal of hazardous waste. We are also subject to laws relating to our relationship with our employees, including minimum wage, overtime, working conditions and work permit requirements. Although third-party hotel owners are generally responsible for paying all costs, expenses and liabilities incurred in the operation of the hotels we manage, including compliance with laws (including environmental laws), we may be contingently liable for liabilities for which we do not maintain insurance, including claims arising under the ADA.

(f) COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS.

         The Company, like others in its industry, will be subject to various federal, state, and local laws, ordinances and regulations that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous or toxic wastes, or (ii) may impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous or toxic substances or wastes (together, "Environmental Laws"). Various laws impose liability for the costs of removal or remediation of hazardous or toxic substances on the properties we operate, regardless of whether we knew of or were responsible for the presence of such hazardous or toxic substances. Depending on the circumstances, we could also be liable for personal injury associated with exposure to asbestos-containing materials. Environmental laws also may restrict the manner





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in which property may be used or businesses may be operated, and these restrictions may result in expenditures and require interruption of such businesses.

         In negotiating the acquisition of properties we will seek indemnity agreements to protect us from environmental liabilities relating to the properties. In addition, we will employ skilled inspectors to determine the presence of asbestos-containing materials. While asbestos-containing materials may be present in prospective properties, we intend to design and implement operations and maintenance programs for abating any such asbestos-containing materials at such properties. Based upon our business plan, we intend that the presence of any asbestos-containing materials in facilities we may acquire will not have a material adverse effect on our financial condition or results of operations. We, however, cannot be sure that this will be the case. We cannot currently anticipate the costs of complying with environmental regulations.

(g) REPORTS TO SECURITY HOLDERS.

         We are not, until the effectiveness of this registration statement, subject to the reporting requirements of the Securities & Exchange Act of 1934 and the rules and regulations promulgated thereunder, and, therefore, do not file reports, proxy statements or other information with the Securities & Exchange Commission. Copies of the registration statement, including the exhibits to the Registration Statement and other material that is not included herein, may be inspected, without charge, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and may be available at the following Regional Offices of the
Commission: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains an Internet site on the World Wide Web at HTTP://WWW.SEC.GOV that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         Management's Discussion and Analysis or Plan of Operation contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities And Exchange Act of 1934, which represents the Company's expectations or beliefs concerning future events, including without limitation the following; fluctuations in the economy; ability of the Company to obtain financing on terms and conditions that are favorable; ability of the Company to improve levels of profitability and sufficiency of cash provided by operations. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those contained in the forward-looking statements, including without limitations, general economic conditions, changes in the level of operating expense and the present and future level of competition. Results actually achieved may differ materially from expected results included in these statements.



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(a) PLAN OF OPERATION.

         Our purpose is to reactivate our corporate vehicle to seek, investigate and, if such investigation warrants, acquire one or more business opportunities presented to us by persons or firms who or which desire to seek the perceived advantage of a publicly held corporation. During the next twelve months, we will actively seek and investigate possible opportunities with the intent to acquire and merge with one or more business ventures. In our search for business opportunities, management will follow the procedures outlined in Item 1 above. Because we currently lack funds, it may be necessary for our principal officer, director and shareholder to either advance funds to accrue expenses until such time as a successful business consolidation can be made.

         Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing in a transaction to the Company.

         Management's discretion is unrestricted, and we may participate in any business whatsoever that may in the opinion of management meet the business objectives discussed herein. We intend to limit the scope of our search to the New York, New Jersey and Pennsylvania region.

         Our officer and directors will be primarily responsible for searching for an appropriate merger or acquisition candidate. We recognize that as a result of our limited financial, managerial or other resources, the number of suitable potential businesses that may be available to it will be extremely limited. Our principal business objective will be to seek long-term growth potential in the business in which it participates rather than immediate, short-term earnings. In seeking to attain our business objectives, we will not restrict our search to any particular industry. Although we intend to focus on the hospitality industry, we may investigate businesses of essentially any kind or nature, including but not limited to finance, high technology, manufacturing, service, research and development, communications, insurance, brokerage, transportation and others. Management may also seek to become involved with other development stage companies or companies that could be categorized as "financially troubled." At the present time, we have not conducted any market studies with respect to business property or industry.

         As of the date hereof, we have not made any arrangements or definitive agreements to use outside advisors or consultants to raise any capital. In the event we do need to raise capital most likely the only method available to us would be the private sale of our securities. Because of our nature as a development stage company, it is unlikely we could make a public





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sale of securities or be able to borrow any significant sum, from either a commercial or private lender. There can be no assurance that we will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to us.

         We do not intend to use any employees, with the exception of our president, and part-time clerical assistance on an as-needed basis. Outside advisors, attorneys or consultants will only be used if they can be obtained for a minimal cost or for a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

         While it is difficult to determine with accuracy, we anticipate that we will require $500,000 in cash to operate in the first year of operations.


ITEM 3.   DESCRIPTION OF PROPERTY

         Our corporate headquarters are located at 38 Hartman Hill Road, Huntington, New York 11743, with telephone number (631) 367-7450. We pay no rent for this office space. We do not anticipate a change in our office space which is currently located in a home.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 31, 1999 by (a) each person known by us to be the beneficial owner of five percent or more of the outstanding common stock and (b) all executive officers and directors both individually and as a group. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 253,700 shares of common stock outstanding.

(a) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.



                                        NAME AND ADDRESS OF                NUMBER OF SHARES           PERCENT
TITLE OF CLASS                            BENEFICIAL OWNER                BENEFICIALLY OWNED          OF CLASS
--------------                         -------------------------      ------------------------     --------------
Common Stock                           Richard Melius                          198,000                   78%
                                       38 Hartman Hill Road
                                       Huntington, New York 11743





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(b) SECURITY OWNERSHIP OF MANAGEMENT.



                                        NAME AND ADDRESS OF                NUMBER OF SHARES           PERCENT
TITLE OF CLASS                            BENEFICIAL OWNER                BENEFICIALLY OWNED          OF CLASS
--------------                         -------------------------      ------------------------     --------------

Common Stock                           Richard Melius                         198,000                    78%
                                       38 Hartman Hill Road
                                       Huntington, New York 11743

Common Stock                           Theodore Daniels                         1,000                  .004%
                                       4400 N. Federal Hwy., #210
                                       Boca Raton, FL 33431

Common Stock                           Total Officers & Directors             199,000                78.004%




         There are no arrangements which may result in a change in control of the Company.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

         The following sets forth the names and ages of our executive officers and directors. Directors are elected annually at our annual meeting of stockholders, and serve for the one year term for which they are elected and until their successors are duly elected and qualified. Vacancies in the Board of Directors are filled by the remaining members of the Board until the next annual meeting of shareholders. Our officers are elected by the Board of Directors at its first meeting after each annual meeting of our shareholders and serve at the discretion of the Board of Directors or until their earlier resignation or death. Pursuant to our Bylaws we are authorized to maintain a minimum three member Board of Directors, and executive officers as needed. The directors and officers for fiscal 2000 were as follows:





                  NAME                   AGE                        POSITION                                TERM
     -------------------------------- ----------- --------------------------------------------- -----------------------------
             Richard Melius               64                President, CEO/Director                     2000 - 2001
                                                                  CFO/Director                          2000 - 2001

            Theodore Daniels              72                   Secretary/Director                       2000 - 2001
                                                             Vice President, Sales                      2000 - 2001

              Cathy Ballas                53                        Director                            2000 - 2001



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         Richard Melius has served as the Company's President, director and principal shareholder, since its inception in 1970. From 1980 until the present Richard Melius has served as President and CEO of North American Motor Inns, 259 Broadway Realty Corp, companies which are involved in the ownership and operation of hotels and restaurants in the tri-state areas of New York, New Jersey and Pennsylvania. From 1959 to 1979 Mr. Melius was engaged in the general construction business.

         Theodore Daniels has served as the Company's Secretary and Director since its inception in 1970. Mr. Daniels has been a practicing attorney in the State of New York and the State of Florida since 1954 and since 1981 respectively.

         Cathy Ballas owned and operated delicatessens in the New York area and has been retired for the last ten years.

         Unless otherwise noted, the address of each of the directors and officers of the Company is 38 Hartman Hills Road, Huntington, New York 11743

(a) COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of the outstanding common stock, to file with the Securities and Exchange Commission (the"SEC") initial reports of ownership on Form 3 and reports of changes in ownership of Common Stock on Forms 4 or 5. Such persons are required by SEC regulation to furnish the Company with copies of all such reports they file.

         Based solely on its review of the copies of such reports furnished to the Company or written representations that no other reports were required. The Company believes that all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with during the year ended December 31, 1999.

ITEM 6.    EXECUTIVE COMPENSATION

         The following table sets forth summary information concerning the compensation received for services rendered to us during the fiscal year ended December 31, 1999. No executive officer of the Company has had annual compensation in excess of $100,000. The following table shows for the year ended December 31, 1999 to the present, that no the cash and other compensation was paid by the Company to its President and Chairman or to the other directors or officers.




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                           SUMMARY COMPENSATION TABLE

                                                                           Long Term
                              Annual Compensation                         Compensation
                     ---------------------------------------        ----------------------------
                                                                      Awards
  (a)        (b)        (c)              (d)          (e)               (f)              (g)
  Name                                               Other
  and                                                Annual         Restricted       Securities
  Principal                                          Compen-           Stock         Underlying
  Position                                           sation           Award(s)         Options
            Year     Salary ($)        Bonus ($)      ($)               ($)            SARs (#)
------------------   ----------        ---------     -------        ----------       -----------
  Richard
  Melius,
  President

  Theodore
  Daniels,
  Secretary
  and
  Director

  Cathy Ballas,
  Director





(a) INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

         During the past five years, no director or officer of the Company has:

         1. Filed or had filed against him a petition under the federal bankruptcy laws or any state insolvency law, nor has a receiver, fiscal agent or similar officer been appointed by a court for the business or property of such person, or any partnership in which he was a general partner, or any corporation or business association of which he was an executive officer at or within two years before such filings;

         2.       Been convicted in a criminal proceeding;




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


         3. Been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining such person from, or otherwise limiting his involvement in any type of business, securities or banking activities;

         4. Been found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission ("FTC") to have violated any federal or state securities or commodities law, which judgment has not been reversed, suspended, or vacated.

(b) BOARD COMPENSATION

         Our directors do not receive cash compensation for their services as Directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         There have been no material transactions, series of similar transactions, or currently proposed transactions, to which we were or are to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to us to own of record or beneficially more than five percent of our Common Stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

ITEM 8. DESCRIPTION OF SECURITIES

(a) COMMON STOCK.

         We are authorized to issue 1,000,000 shares of common stock, par value $0.01 per share, of which 253,730 shares were issued and outstanding as of October 31, 2000. Two hundred (200,000) thousand shares were issued to the three original officers pursuant to an exemption under Section 4(2) of the Securities Act of 1933, not involving a public offering, and 53,730 were sold in the Regulation A offering. All of the issued and outstanding common stock is fully paid and non-assessable. We have no other class of stock.

         Each share of common stock entitles the holder thereof to one vote in the election of directors and all other matters upon which stockholders are entitled to vote. There are no cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors.

         Each share of common stock entitles the holder thereof to receive cash dividends as the Board of Directors may declare from funds legally available therefore. However, we do not intend to declare any dividend on our common stock in the foreseeable future.

         There are no preemptive rights with respect to our common stock. Upon liquidation, dissolution or winding up of the affairs of the Company, and after payment of creditors, the assets legally available for distribution will be divided ratably on a share-for-share basis among the holders of the outstanding shares of common stock.

         The Company is the current transfer agent and registrar for our common stock.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         There is no public trading market for our common stock. We have no outstanding options, or other securities that could be converted into common stock. As of October 25, 2000, there were approximately 113 holders of record of our 253,700 shares of common stock outstanding. Our president, Richard Melius owns 198,000 shares. We have not paid a cash dividend on the common stock since inception. The payment of dividends may be made at the discretion of our Board of Directors and will depend upon, among other things, our operations, our capital requirements and our overall financial condition. Although there is no restriction to pay dividends, as of the date of this registration statement, we have no intention to declare dividends.

ITEM 2. LEGAL PROCEEDINGS.

         We are currently unaware of any pending legal proceeding or any proceeding contemplated by a governmental authority in which we may be involved.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have not had any resignation, dismissal or disagreements with our principal independent accountants. As of the date of this registration statement, F.X. Duffy & Co. located at 4265 Kelly Drive, Philadelphia, Pennsylvania 19129-1722, serves as our independent accountants and have prepared the audited statements included as exhibits hereto.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         There have been no sales of unregistered securities.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         DELAWARE LAW. Our bylaws and articles of incorporation provide that no officer or director of the Company shall be personally liable to the Company or its shareholders for damages for breach of duty owned to the Company or its shareholders to the fullest extent permitted by law. In addition, the Company shall have the power to undertake to indemnify the officers and directors of the company against any contingency or peril as may be determined to be in the best interest of the Company.

PART F/S

                              F.X. DUFFY & COMPANY
                           CERTIFIED PUBLIC ACCOUNTANT

                                  (Letterhead)


                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Sentry Builders, Corp.
38 Hartman Hills Road
Huntingdon, NY 11743

We have audited the accompanying balance sheet of Sentry Builders, Corp. as of July 31, 1999, and the related statement of income for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards and GOVERNMENT AUDITING STANDARDS, issued by the Comptroller General of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sentry Builders, Corp. as July 31, 1999 and the results of its operations and its cash flows and its (analysis of net worth/changes in stockholders' equity) for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Such information has been subjected to the auditing procedures applied in te audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                            /s/ F.X. Duffy & Co
                                            ------------------------------------
                                                F.X. Duffy & Co.


July 21, 2000

                             SENTRY BUILDERS, CORP.

                                  BALANCE SHEET

                               AS OF JULY 31, 1999

                                     ASSETS

CURRENT ASSETS:

TOTAL CURRENT ASSETS                                             0


TOTAL ASSETS                                                 $   0
                                                             =====


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                             SENTRY BUILDERS, CORP.

                                  BALANCE SHEET

                               AS OF JULY 31, 1999

                      LIABILITIES AND STOCKHOLDERS' EQUITY

TOTAL LIABILITIES                                                     $   0


STOCKHOLDERS' EQUITY:

Common Stock (PAR VALUE .01(CENT))                 2,000
Additional Paid-in Capital                       112,295
Retained Earnings                               (114,295)
                                               ----------


TOTAL STOCKHOLDERS' EQUITY                                                0


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $   0
                                                                      =====





    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                             SENTRY BUILDERS, CORP.

                               STATEMENT OF INCOME

                    FOR THE TWELVE MONTHS ENDED JULY 31, 1999

SALES                                                              $       0

TOTAL COST OF GOODS SOLD                                                   0

OPERATING EXPENSES:

Franchise Fees                      $      0
                                    --------

TOTAL OPERATING EXPENSES                                                   0
                                                                   ---------

NET LOSS                                                           $       0
                                                                   =========



TOTAL ASSETS                                                       $       0
                                                                   =========



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                             SENTRY BUILDERS, CORP.

                          NOTES TO FINANCIAL STATEMENT

                    FOR THE TWELVE MONTHS ENDED JULY 31, 1999


1.       NATURE OF BUSINESS

         Sentry Builders, Corp. (the "Company") is currently an inactive corporation. A related company using the same name was incorporated in 1961 under the laws of the State of New York. In 1971 the Company was incorporated in the State of Delaware, obtaining a Delaware charter, and began public trading of stock ceased and the Company has remained inactive since that time. The Company is authorized by its articles of incorporation to issue 1,000,000 shares par value of .01(cent) of common stock. 256,000 shares are presently issued and outstanding.

2.       AMENDMENT TO THE ARTICLES OF INCORPORATION

         The Company is presently amending its articles of incorporation to authorize the issuance of an additional 19,000,000 shares of stock.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

PART III. INDEX AND DESCRIPTION OF EXHIBITS

EXHIBIT              DESCRIPTION                                          PAGE
------------         -----------                                          -----

3.i                  Articles of Incorporation

3.ii                 Bylaws

5                    Opinion of Allan M. Lerner

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     SENTRY BUILDERS CORP.



Dated: November 1, 2000                              By: /s/
      -------------------                                -----------------------
                                                         Richard Melius,
                                                         President and CEO




                                       16